Polaroid Corporation                 Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges
                     (in millions except for ratios)


                                             Years Ended December 31,


                                    1991     1992     1993     1994     1995
                                   ------   ------   ------   ------   ------
EARNINGS

  Earnings / (loss) before
   income taxes and cumulative
   effect of changes in
   accounting principle          $1,083.2   $163.1   $101.7   $160.7  ($201.4)

  Interest expense                   58.4     58.5     47.9     46.6     52.1

  Interest portion of
    rental expense  (A)               8.7      9.1     10.4     10.3     11.1
                                 --------   -------   ------  ------   ------

  Earnings as adjusted           $1,150.3   $230.7   $160.0   $217.6  ($138.2)
                                 ========   ======   ======   ======  =======


FIXED CHARGES

  Interest expense                 $58.4    $58.5    $47.9    $46.6    $52.1

  Interest portion of
    rental expense  (A)              8.7      9.1     10.4     10.3     11.1

  Capitalized Interest               6.9     10.0     12.6      9.7      4.8
                                  ------    ------  ------   ------    ------

  Total fixed charges              $74.0    $77.6    $70.9    $66.6    $68.0
                                  ======    ======  ======   ======    ======

RATIOS OF EARNINGS
    TO FIXED CHARGES               15.5(B)    3.0      2.3(C)   3.3    --- (D)




(A) Deemed to be approximately 1/3 of total rental expense.

(B) In 1991, the Company received a pre-tax litigation settlement of $924.5 million. Excluding the settlement, the ratio of earnings to fixed charges was 3.1.

(C) For the year ended December 31, 1993, pre-tax cumulative effect of changes in accounting principle totaled $216.9 million.
    Including such cumulative effect, earnings were insufficient to cover fixed charges by $127.8 million.

(D) Earnings were insufficient to cover fixed charges by $206.2 million due to pre-tax special charge for restructuring and other expenses
    of $247.0 million.   Excluding the special charge of
    $247.0 million, the ratio of earnings to fixed charges was 1.6.